Exhibit 99.1

Atour Lifestyle Holdings Limited Filed 2023 Annual Report on Form 20-F

SHANGHAI, China, April 26, 2024 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that the Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2024.

The annual report is available on the Company’s investor relations website at https://ir.yaduo.com, and on the SEC’s website at https://www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations Department, Atour Lifestyle Holdings Limited, 6th floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, 200433, People’s Republic of China.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited
Email: ir@yaduo.com

Piacente Financial Communications
Email: Atour@tpg-ir.com
Tel: +86-10-6508-0677